UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: June 6, 2022

FEEL THE WORLD, INC.

D.B.A. XERO SHOES

(Exact name of issuer as specified in its charter)

Commission File Number:  24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

100 Technology Drive, Suite 315, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447 – 3100

(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

Class A Voting Common Stock

and

Class B Non-Voting Common Stock

Item 9. Other Events

On Friday June 3, 2022, Feel the World, Inc. D.B.A. Xero Shoes (“Xero”), shared First Quarter 2022 results with the investors of TZP Group Investments, L.P. (“TZP GI”), TZP Group Holdings, L.P. (“TZP GH”), and JKLM Advisors, LLC (“JKLM”) (collectively “TZP”) as a part of TZP’s ordinary investor communication newsletter.

The following is narrative from that newsletter:

Xero experienced demand across all product lines in Q1 2022. The Company held its annual spring 2022 sale in March and recorded its highest sales month ever with more than $6 million in gross sales, breaking its previous record from November 2021 by nearly $1 million. In Q1 2022, Xero successfully hired a VP of Digital and launched a search for a Head of Wholesale sales. The Company also focused on scaling its European DTC operations following its Q4 2021 launch and continues to gain traction.

In Q1 2022, TZP worked closely with management across various strategic and growth initiatives. Highlights include: (i) advising on balancing a more aggressive inventory ordering strategy; (ii) advising on shipping logistics to reduce friction and stock outs; (iii) ongoing evaluation of the team and assessment of open positions; and (iv) development of new styles to drive growth and meet additional market demand.

In Q1 2022, Xero generated net revenue of $10.9 million, which represented an increase of 66% from the comparable prior-year period. Q1 2022 Adjusted EBITDA of $950k decreased 14% from the comparable prior-year period largely driven by materials and supply chain costs, as well as enhanced infrastructure spend. LTM net revenue and Adjusted EBITDA as of Q1 2022 was $38.0 million and $4.3 million, respectively

Pursuant to the requirements of Regulation A, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FEEL THE WORLD, INC.

By:	/s/ David Barnhill
David Barnhill Chief Financial Officer

Date:  June 6, 2022